UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

STRATEGIC HOTELS & RESORTS, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

86272T106

(CUSIP Number)

Laurie Smiley, Esq.
Matthew S. Topham, Esq.	Arian Colachis, Esq.
K&L Gates LLP	Cascade Investment, L.L.C.
925 Fourth Avenue, Suite 2900	2365 Carillon Point
Seattle, Washington 98104	Kirkland, WA 98033
(206) 623-7580	(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86272T106

1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,190,000(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,190,000 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,190,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.63%

12.	Type of Reporting Person (See Instructions) OO

(1) All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade. Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the shares of Common Stock held by Cascade. Mr. Larson disclaims any beneficial ownership of the shares of Common Stock beneficially owned by Cascade and Mr. Gates.

CUSIP No. 86272T106

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,190,000 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,190,000 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,190,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.63%

12.	Type of Reporting Person (See Instructions) IN

(1) All shares of Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the shares of Common Stock held by Cascade. Mr. Larson disclaims any beneficial ownership of the shares of Common Stock beneficially owned by Cascade and Mr. Gates.

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (“Common Stock”) of Strategic Hotels & Resorts, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 200 West Madison, Suite 1700 Chicago, Illinois 60606-3415.

Item 2.	Identity and Background

(a)     This statement is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”

(b)-(c)     Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its owner. The address of Cascade’s principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington 98033.

Mr. Gates, a natural person, is the Chairman of the Board of Microsoft Corporation.  Mr. Gates is the sole member of Cascade. The address of his principal office and principal place of business is One Microsoft Way, Redmond, Washington 98052.

The executive officers and persons controlling Cascade are set forth in Exhibit 99.1, which is attached hereto and incorporated herein by reference. Exhibit 99.1 sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)-(e)     During the last five years, none of the Reporting Persons nor any person named in Exhibit 99.1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Gates is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

During the past 60 days, the Reporting Persons purchased 1,850,000 shares of Common Stock for an aggregate purchase price of $15,659,822.50. Cascade purchased the Common Stock with its working capital. Cascade did not purchase any Common Stock with borrowed funds.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes because they believed the Common Stock represented an attractive investment.  As a result of recent declines in the market value of the Issuer’s Common Stock, the Reporting Persons expect to consider and evaluate on an ongoing basis all of their alternatives with respect to their investment in, and intentions with respect to, the Issuer.  The Reporting Persons may engage in discussions with the Issuer’s board of directors and management concerning the business and strategic direction of the Issuer.  The Reporting Persons also may engage in discussions with other shareholders of the Issuer to discuss matters of mutual interest, which may include discussions regarding the strategic direction of the Issuer and opportunities to enhance shareholder value.

The Reporting Persons intend to continuously review their investment in the Issuer and reserve the right to change their plans and intentions at any time, as they deem appropriate, and to take any and all actions that they may deem appropriate to maximize the value of their investment.  The Reporting Persons may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.  The Reporting Persons may formulate other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer (including but not limited to the attitude of the Issuer’s board of directors, management and other shareholders) and the general business and future prospects of the Issuer.

The Reporting Persons previously reported their beneficial ownership of Common Stock in a statement on Schedule 13G, initially filed on August 22, 2008.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above and whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer

(a)     See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)     See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)     During the past 60 days, the Reporting Persons purchased a total of 1,850,000 shares of Common Stock for cash in open market transactions on the dates and at the weighted average prices per share set forth in Exhibit 99.2, which is attached hereto and incorporated herein by reference.

(d)     Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated October 3, 2008, included on the signature page attached hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
Exhibit 99.1	List of each executive, director or person controlling Cascade Investment, L.L.C.
Exhibit 99.2	Dates and prices of purchases of Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2008	CASCADE INVESTMENT, L.L.C.

	By	/s/Michael Larson
		Name:	Michael Larson
		Title:	Business Manager

WILLIAM H. GATES III

	By	/s/Michael Larson
		Name:	Michael Larson (1)
		Title:	Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed on behalf of each of us.

Date: October 6, 2008	CASCADE INVESTMENT, L.L.C.

	By	/s/Michael Larson
		Name:	Michael Larson
		Title:	Business Manager

WILLIAM H. GATES III

	By	/s/Michael Larson
		Name:	Michael Larson (1)
		Title:	Attorney-in-fact

(1)         Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.